October 24, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for Qualification
Bequest Bonds I, Inc.
CIK 0002016678

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”).

It is my understanding that the SEC does not have any further comments. To the extent that this is accurate, the Issuer requests a qualification date of 10:00am on October 28, 2024.

Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher